SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of September, 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________







        RYANAIR GUARANTEE: NO FUEL SURCHARGE NOT NOW, NOT EVER
                    BRITISH AIRWAYS ADDS 6th FUEL SURCHARGE

Ryanair, the World's Favourite Airline today (Friday, 9th September 2005) advised passengers that if they want to avoid fuel surcharges they should travel with Ryanair and avoid British Airways. British Airways have just added a 6th successive fuel surcharge and they are now forcing passengers to pay surcharges of up to GBP60 for a return trip on top of their already high fares. British Airways' fuel surcharge on its own is more than twice Ryanair's average fare. Passengers will neverpay a fuel surcharge with Ryanair.

Speaking this morning, Peter Sherrard, Ryanair's Head of Communications said:

    "Ryanair carried more passengers than British Airways' entire worldwide figure for the first time in the month of August and it is not hard to see why when British Airways is adding fuel surcharges of up to GBP60 for a return trip on top of their extortionately high fares.

    "Ryanair's guarantees no fuel surcharge, not now, not ever. Our 4M FREE* seat sale means that Ryanair passengers can get seats for free and never have to worry about fuel surcharges. This is why Ryanair has become the World's Favourite Airline and British Airways, the fuel surchargers, will always be the second choice".

* excluding taxes and charges - NO FUEL SURCHARGE GUARANTEE

ENDS.                         Friday, 9th September 2005

For further information:

Peter Sherrard - Ryanair      Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228        Tel: 00 353 1 4980 300


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  09 September, 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director